Lake Street Capital Markets, LLC

920 2nd Avenue S., Suite 700
Minneapolise, MN 55402

January 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Michael C. Foland and Larry Spirgel

Re:	Versus Systems Inc. (the “Company”) Registration Statement on Form F-1, as amended (“Registration Statement”) File No. 333-250868

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Lake Street Capital Markets, LLC, as representative of the underwriters, hereby joins in the Company’s request for acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, January 14, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from January 11, 2021 to the date of this letter, we, acting on behalf of the several underwriters, distributed as many copies of the Preliminary Prospectuses, dated January 11, 2021, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

LAKE STREET CAPITAL MARKETS, LLC

By:	/s/ Paul McNamee
Name: Paul McNamee
Title: Chief Financial Officer